Exhibit (a)(9)

                                 GUARDIAN NEWS

For Release at 12:00 Noon,
Wednesday, June 23, 1999

Contact:  Mike Azzi at the Guardian
          212-598-1523
          michael azzi@glic.com

             Guardian Extends First Commonwealth, Inc. Tender Offer

     New York, NY -- The Guardian Life Insurance Company of America today announced that it has extended the period for its tender offer for shares of First Commonwealth, Inc. (NASDAQ: FCWI) to 12:00 midnight, New York time, on Tuesday, July 13, 1999. The offer by Guardian's wholly owned subsidiary, Floss Acquisition Corp., had previously been scheduled to expire on Wednesday, June 23, 1999.

     The extension has been made because Guardian has yet to obtain all necessary regulatory approvals. The relevant insurance regulatory authorities are reviewing the transaction in the normal course, which requires satisfaction of certain statutory waiting periods.

     Guardian also announced that the 15-day waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, applicable to the purchase of shares pursuant to the offer, expired on Saturday, June 19, 1999.

     At the close of trading in New York on Tuesday, June 22, 1999, 2,154,295 shares of common stock of First Commonwealth had been validly tendered in connection with the offer. The tendered shares represent 57.8% of the outstanding shares of First Commonwealth common stock (or approximately 53.4% of such shares on a fully diluted basis).

     Based in Chicago, First Commonwealth is a leading dental managed care carrier, operating in Illinois, Missouri, Michigan, Wisconsin and Indiana. In addition to dental managed care plans, First Commonwealth offers indemnity and dental PPO products. First Commonwealth had annual revenues of $64 million in 1998 and covers 680,000 members as of March 31, 1999.


     One of the nation's oldest and largest mutual insurers, Guardian and its subsidiaries offer a full range of financial products and services, including individual life and disability income insurance, employee benefits, pensions, funding vehicles for 401(k) plans and asset-accumulation products. It employs over 5,000 people nationwide in its New York corporate office and four regional offices in Bethlehem, PA, Appleton, WI, Spokane, WA and Norwell, MA. Approximately 3,300 Guardian agents distribute Guardian products nationwide. As of December 31, 1998, Guardian had consolidated assets of $25.9 billion.